

Mail Stop 3561

May 26, 2010

Mr. Jianming Hao
Chief Executive Officer
Eco Building International, Inc.
c/o City Zone Holdings Limited
Unit 106, Tern Centre, Tower II
251 Queen's Road
Central, Hong Kong, People's Republic of China

      Re: Eco Building International, Inc.
              Item 4.01 Form 8-K
              Filed May 3, 2010
              File No. 333-160476

Dear Mr. Hao:

      We have completed our review of your Form 8-K and have no further comments at this time.

                      Sincerely,

                      William H. Thompson
                      Accounting Branch Chief